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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MicroMed Cardiovascular, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59508T109

(CUSIP Number)

Martin P. Sutter
10001 Woodloch Forest Drive, Suite 175
The Woodlands, Texas 77380
(281) 364-1555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Essex Woodlands Health Ventures Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098,869 (includes 152 shares under immediately exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Essex Woodlands Health Ventures Fund IV, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098,869 (includes 152 shares under immediately exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: James L. Currie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098,869 (includes 152 shares under immediately exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: J. Douglas Eplett, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098,869 (includes 152 shares under immediately exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Martin P. Sutter		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098,869 (includes 152 shares under immediately exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Immanuel Thangaraj		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,098,869 (includes 152 shares under immediately exercisable warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,098,869 (includes 152 shares under immediately exercisable warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): IN

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D relates to 2,098,717 shares of common stock, $0.001 par value per share (the “Common Stock”), of MicroMed Cardiovascular, Inc. (f/k/a Salmon Express, Inc.), a Delaware corporation (the “Company”), with its principal executive offices at 8965 Interchange Drive, Houston, Texas 77054.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund IV, L.P., a Delaware limited partnership (the “Partnership”), Essex Woodlands Health Ventures Fund IV, L.L.C., a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), James L. Currie, an individual, J. Douglas Eplett, M.D., an individual, Martin P. Sutter, an individual, and Immanuel Thangaraj, an individual (collectively, the “Reporting Persons”).
     (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.
     (c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. Messrs. Currie, Eplett, Sutter and Thangaraj are Managing Directors of the General Partner.
     (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Messrs. Currie, Eplett, Sutter and Thangaraj are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     On August 10, 2005, the Partnership acquired 2,098,717 shares of Common Stock which are covered by this statement on Schedule 13D. The acquisition was effected by an Agreement and Plan of Merger dated as of January 31, 2005, as amended (the “Merger Agreement”), by and among Salmon Express, Inc., a Nevada corporation (“Salmon”), Salmon Acquisition Corp., a privately-held Nevada corporation and wholly-owned subsidiary of Salmon (“Merger Sub”), certain existing stockholders of Salmon and MicroMed Technology, Inc., a privately-held Delaware corporation (“MicroMed Technology”). Under the terms of the Merger Agreement, Merger Sub merged with and into MicroMed Technology resulting in MicroMed Technology continuing as the surviving corporation (the “Merger”). Effective upon the consummation of the Merger, MicroMed Technology became a wholly-owned subsidiary of Salmon which subsequently changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware.
     As a result of the Merger, 2,098,717 shares of Common Stock (covered by this statement on Schedule 13D), 152 shares exercisable under immediately exercisable warrants and 125,008 shares exercisable pursuant to warrants exercisable on August 10, 2006 were received by the Partnership upon the conversion of various series of preferred stock and other securities of the Company acquired by the Partnership while the Company had been a private company. Such conversion was effected upon the consummation of the Merger. All such shares of preferred stock and other securities were acquired with working capital of the Partnership. Of such shares of Common Stock beneficially owned by the Partnership on the effective date of the Merger pursuant to the conversion of such preferred stock and other securities, 152 shares pursuant to warrants are exercisable at a price of $253.34 per share and have expiration dates between June 1, 2006 and February 20, 2007. The Partnership also holds a warrant to purchase 125,008 shares of Common Stock at an exercise price of $1.33 and is exercisable on August 10, 2006 with an expiration date of August 10, 2013.
Item 4. Purpose of Transaction
     As described in this Schedule 13D, at the effective time of the Merger, the separate existence of Merger Sub ceased to exist and MicroMed Technology continued as the surviving corporation as a wholly-owned subsidiary of the Company. Following the Merger, Martin P. Sutter, who was a director of MicroMed Technology prior to the Merger, was appointed to the Board of Directors of the Company and the directors of the Company immediately prior to the Merger resigned.
     The Reporting Persons acquired the securities of the Company for the purpose of acquiring control of the Company and changing the nature of the Company’s business operations. Prior to the Merger, the Company was in the business of wholesale groceries and related products. Upon the consummation of the Merger, the Company acquired the business assets and operations of MicroMed Technology and ceased all operations in the wholesale grocery industry. The Company is now is a medical device company that has developed a miniaturized heart pump, or VAD, known as the DeBakey VAD to address congestive heart failure.
     After the Merger was concluded, Salmon reincorporated from the State of Nevada to the State of Delaware and filed a new Certificate of Incorporation with the Secretary of State of the State of Delaware and changed its corporate name to MicroMed Cardiovascular, Inc.
     The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.
     Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.
     The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.
Item 5. Interest in Securities of the Partnership
     TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on August 29, 2005 was 18,513,415.
     THE PARTNERSHIP. As of the date of filing of this Schedule 13D, the Partnership is the holder of record of 2,098,869 shares of Common Stock of the Company (including 152 shares exercisable under immediately exercisable warrants), representing approximately 11.3% of the Common Stock outstanding, and has sole voting and investment power with respect to such securities.
     THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
     MESSRS. CURRIE, EPLETT, SUTTER AND THANGARAJ. Under the operating agreement of the General Partner, Messrs. Currie, Eplett, Sutter and Thangaraj have the power by unanimous consent (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Eplett, Sutter and Thangaraj may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by the Partnership. In addition, Mr. Sutter is a member of the Company’s Board of Directors and is deemed to be an affiliate of the Company pursuant to rules and regulations promulgated by the Securities and Exchange Commission. Messrs. Currie, Eplett, Sutter and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.
     None of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company
     The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.
Item 7. Material to be filed as Exhibits
     Exhibit A: Joint Filing Agreement, dated October 6, 2005.
     Exhibit B: Agreement and Plan of Merger, dated as of January 31, 2005, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain stockholders of Salmon Express, Inc. and MicroMed Technology, Inc., filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Company on February 1, 2005 and incorporated herein by reference.
     Exhibit C: First Amendment to the Agreement and Plan of Merger, dated effective as of May 16, 2005, filed as Exhibit 2.1 to the Quarterly Report on Form 10-QSB filed with the SEC by the Company on August 3, 2005 and incorporated herein by reference.
     Exhibit D: Second Amendment to the Agreement and Plan of Merger, dated as of July 29, 2005, filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on August 1, 2005 and incorporated herein by reference.
     Exhibit E: Third Amendment to the Agreement and Plan of Merger, dated effective as of August 9, 2005, filed as Exhibit 2.1(c) to the Current Report on Form 8-K filed with the SEC by the Company on August 9, 2005 and incorporated herein by reference.

Signatures
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2005.	ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P. By: Essex Woodlands Health Ventures IV, LLC
/s/ Martin P. Sutter
		Name:	Martin P. Sutter
		Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES IV, LLC
/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

/s/ James L. Currie
	Name:	James L. Currie

/s/ J. Douglas Eplett
	Name:	J. Douglas Eplett

/s/ Martin P. Sutter
	Name:	Martin P. Sutter

/s/ Immanuel Thangaraj
	Name:	Immanuel Thangaraj

Exhibit A
JOINT FILING AGREEMENT
     Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the shares of capital stock of MicroMed Cardiovascular, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: October 6, 2005	ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.
By: Essex Woodlands Health Ventures IV, LLC
/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES IV, LLC
/s/ Martin P. Sutter
Name:	Martin P. Sutter
Title:	Managing Director

/s/ James L. Currie
Name:	James L. Currie

/s/ J. Douglas Eplett
Name:	J. Douglas Eplett

/s/ Martin P. Sutter
Name:	Martin P. Sutter

/s/ Immanuel Thangaraj
Name:	Immanuel Thangaraj